Exhibit 4.12

DESCRIPTION OF DERMTECH, INC.’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, DermTech, Inc. (the “Company” or “we”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.0001 par value per share, or Common Stock. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “DMTK.”

DESCRIPTION OF OUR COMMON STOCK

General

The summaries below describe the current rights of our stockholders under our Amended and Restated Certificate of Incorporation, as amended, or our Amended and Restated Certificate of Incorporation, and our bylaws; however, these summaries may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the rights of our stockholders and are qualified in their entirety by reference to the Delaware General Corporation Law, or the DGCL, as well as our Amended and Restated Certificate of Incorporation and our bylaws, copies of which are filed as exhibits to this report.

Authorized Capital Stock

Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $0.0001 par value per share.

Dividends

Our Amended and Restated Certificate of Incorporation provides that holders of our Common Stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.

Conversion

Holders of our Common Stock have no conversion rights under our Amended and Restated Certificate of Incorporation.

Redemption

Our Amended and Restated Certificate of Incorporation does not contain any provisions granting redemption rights to any holder of our Common Stock.

Voting Stock

Our Amended and Restated Certificate of Incorporation provides that the holders of our Common Stock are entitled to one vote for each share of Common Stock held of record for the election of directors and on all matters submitted to a vote of stockholders.

Cumulative Voting

Our Amended and Restated Certificate of Incorporation and our bylaws do not contain any provisions granting cumulative voting rights in the election of our directors.

Liquidation Preference

Our Amended and Restated Certificate of Incorporation provides that in the event of dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets legally available after the payment of all of our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding.

Preemption Rights

There are no preemption rights applicable to the issuance of new shares under our Amended and Restated Certificate of Incorporation.

Preferred Stock

Our board of directors is authorized, without action by our stockholders, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including with respect to the dividend rights, conversion rights, redemption rights, voting rights and liquidation preference of holders of preferred stock. The rights of holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th Floor, New York, NY 10004-1561 and its telephone number is (212) 509-4000.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW, OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND OUR BYLAWS

Certain provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company, as described below.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, a business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Bylaws

Our Amended and Restated Certificate of Incorporation and bylaws include a number of provisions that may discourage or delay attempts to take over the Company or effect change to our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals.

Amendment of Amended and Restated Certificate of Incorporation or Bylaws

As required by the DGCL, any amendment of our Amended and Restated Certificate of Incorporation must first be approved by a majority of our board of directors and, if required by law or our Amended and Restated Certificate of Incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote on the amendment as a class, except that the amendment of the provisions relating to stockholder action, directors, and the amendment of our bylaws in our Amended and Restated Certificate of Incorporation must be approved by at least 75% of the outstanding shares entitled to vote on the amendment.

Our bylaws may be amended by the affirmative vote of a majority of our directors then in office, subject to any limitations set forth in our bylaws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment.

No Cumulative Voting Rights

Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting rights in the election of our directors. Accordingly, stockholders holding a majority of our outstanding voting power will be able to elect all of our directors.

Classification of Directors; Number of Directors; Removal of Directors; Vacancies

Our Amended and Restated Certificate of Incorporation and our bylaws provide that our board of directors is divided into three classes serving three-year terms, with one class being elected each year. The number of directors may be fixed from time to time by our board of directors. Our bylaws provide that, subject to the rights of holders of any series of preferred stock, directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors. Furthermore, subject to the rights of the holders of any series of preferred stock, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by a vote of the stockholders. These provisions make it difficult for stockholders to remove directors and may prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Stockholder Actions; Special Meetings of Stockholders

Our Amended and Restated Certificate of Incorporation provides that stockholders may not take any action by written consent in lieu of a meeting. As a result, all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting. Additionally, our bylaws provide that only a majority of the members of our board of directors then in office, the chairman of our board of directors or our chief executive officer may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Issuance of Undesignated Preferred Stock

The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.